SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

69036R103
(CUSIP Number)

August 5, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

14,053,886

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

14,053,886

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,053,886

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,549,536

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,549,536

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,549,536

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

17,084,811

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

17,084,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,084,811

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

17,084,811

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

17,084,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,084,811

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,275,256

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,275,256

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,256

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,275,256

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,275,256

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,275,256

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

35,963,489

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

35,963,489

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,963,489

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.9%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

37,320,444

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

37,320,444

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,320,444

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

37,320,444

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

37,320,444

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,320,444

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

37,320,444

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

37,320,444

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,320,444

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:

Overseas Shipholding Group, Inc.  (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1301 Avenue of the Americas
New York, New York 10019

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);

•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);

•	Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);

•	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Feeder Fund”);

•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);

•	Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Master Fund”);

•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”);

•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);

•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”); and

•	Christian Leone, a United States citizen (“Mr. Leone”).

The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Master Fund is a subsidiary of the Spectrum Feeder Fund.  LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.  Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Feeder Fund, the Offshore Master Fund, the Spectrum Feeder Fund and the Spectrum Master Fund (collectively, the “Funds”) and to an account it separately manages (the “Separately Managed Account”).  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  Mr. Leone is the managing member of LCG Holdings.

By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Funds and the Separately Managed Account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.

The principal business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Master Fund and the Spectrum Feeder Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Item 2(c).	Citizenship:

Mr. Leone is a citizen of the United States.

Each of Luxor Management and LCG Holdings is a limited liability company formed under the laws of the State of Delaware.

Each of the Onshore Fund, the Wavefront Fund and Luxor Capital Group is a limited partnership formed under the laws of the State of Delaware.

Each of the Offshore Feeder Fund and the Spectrum Feeder Fund is a company formed under the laws of the Cayman Islands.

Each of the Offshore Master Fund and the Spectrum Master Fund is a limited partnership formed under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

69036R103

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                      Ownership.

(a)	Amount beneficially owned:

                As of the close of business on August 5, 2014,

(i)	The Onshore Fund directly owned 14,053,886 shares of Common Stock;

(ii)	The Wavefront Fund beneficially owned 3,549,536 shares of Common Stock, including 2,661,048 shares of Common Stock underlying currently exercisable Warrants1;

(iii)
The Offshore Master Fund beneficially owned 17,084,811 shares of Common Stock, including 12,808,297 shares of Common Stock underlying currently exercisable Warrants.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the shares of Common Stock owned beneficially by the Offshore Master Fund;

(iv)
The Spectrum Master Fund beneficially owned 1,275,256 shares of Common Stock, including 956,046 shares of Common Stock underlying currently exercisable Warrants. The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to have beneficially owned the shares of Common Stock owned beneficially by the Spectrum Master Fund.

(v)
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund may be deemed to have beneficially owned the 35,963,489 shares of Common Stock owned beneficially by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Master Fund;

(vi)
Luxor Capital Group, as the investment manager of the Funds, may be deemed to have beneficially owned the 35,963,489 shares of Common Stock beneficially owned by the Funds and an additional 1,356,955 shares of Common Stock, including 1,017,294 shares of Common Stock underlying currently exercisable Warrants, held in the Separately Managed Account;

(vii)	Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 37,320,444 shares of Common Stock beneficially owned by Luxor Capital Group; and

(viii)	Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 37,320,444 shares of Common Stock beneficially owned by Luxor Management.

(b)	Percent of Class:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 312,315,369 shares of Common Stock outstanding as of August 7, 2014, which is the total number of Shares outstanding as provided to the Reporting Persons by the Issuer. As of the close of business on August 5, 2014,

1 The Warrants may be exercised only with the Issuer’s consent and subject to certain restrictions set forth in the Issuer’s organizational documents.

(i)	The Onshore Fund beneficially owned approximately 4.5% of the outstanding shares of Common Stock;

(ii)	The Wavefront Fund beneficially owned approximately 1.1% of the outstanding shares of Common Stock;

(iii)
The Offshore Master Fund directly owned approximately 5.3% of the outstanding shares of Common Stock and the Offshore Feeder Fund may be deemed to have beneficially owned approximately 5.3% of the outstanding shares of Common Stock;

(iv)
The Spectrum Master Fund directly owned less than 1% of the outstanding shares of Common Stock and the Spectrum Feeder Fund may be deemed to have beneficially owned less than 1% of the outstanding shares of Common Stock;

(v)	LCG Holdings may be deemed to have beneficially owned approximately 10.9% of the outstanding shares of Common Stock; and

(vi)	Each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have beneficially owned approximately 11.3% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

    (i)       Sole power to vote or to direct the vote of Common Stock:

                               See Cover Pages Items 5-9.

    (ii)      Shared power to vote or to direct the vote of Common Stock:

                               See Cover Pages Items 5-9.

    (iii)     Sole power to dispose or to direct the disposition of Common Stock:

                               See Cover Pages Items 5-9.

    (iv)     Shared power to dispose or to direct the disposition of Common Stock:

                               See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on June 6, 2014.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	August 12, 2014

LUXOR CAPITAL PARTNERS, LP

By: LCG Holdings, LLC, as General Partner

By:	/s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR WAVEFRONT, LP

By: LCG Holdings, LLC, as General Partner,

By:	/s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By: LCG Holdings, LLC, as General Partner

By:	/s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By: Luxor Capital Group, LP, as investment manager

By:	/s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By: LCG Holdings, LLC, as General Partner

By:	/s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By: Luxor Capital Group, LP, as investment manager

By:	/s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL GROUP, LP

By: Luxor Management, LLC, as General Partner

By:	/s/ Norris Nissim
Norris Nissim,
General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
Norris Nissim,
General Counsel

/s/ Norris Nissim
Norris Nissim, as Agent
For Christian Leone